82-04545

uralsvyazinform

Open Joint-Stock Company «Uralsvyazinform»
11, Moskovskaya St., Ekaterinburg 620014 Russia
Tel.: + 7 343 376-20-00, Fax: + 7 343 379-12-90
E-mail: usi@gd.usi.ru, Internet: www.uralsviazinform.com

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street N.E., Room 3628
Washington, D.C. 20549
U. S. A.

Our reference # 09.1-14/12555

Date September 29, 2006

[redacted]

06017367

Attention: Division of Corporation Finance

Subject: Uralsvyazinform 1H2006 financial and operational results under International Accounting Standards

SUPPL

Dear Sirs,

In connection with Uralsvyazinform's exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities and Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12(g)3-2(b)(1)(iii), enclosed please find the information on Uralsvyazinform 1H2006 financial and operational results under International Accounting Standsrds.

Please, could you acknowledge the receipt of the present letter and the attachments by sealing its copy (attached herewith) and returning it to us? For your accommodation, the envelope with return address comes within.

Sincerely yours,

PROCESSED
OCT 18 2006
THOMSON
FINANCIAL

RECEIVED
2006 OCT -5 P 12:52
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Elena V. Neverova
Head of Equity and IR Department

Enclosures:

1. Press release on 1H2006 financial and operational results under International Accounting Standards.
2. Unaudited Consolidated Financial Statements for the 6 months ended June 30, 2006.

dlw 10/5

uralsvyazinform

11, Moskovskaya St, Ekaterinburg
Russia 620014
Tel.: +7 (343) 376 2000, Fax: +7 (343) 376 8171
www.uralsviazinform.com

1H 2006 IAS RESULTS: INCREASED EFFICIENCY UNDER NEW LEGISLATION

Ekaterinburg – September 28, 2006 – Uralsvyazinform (RTS: URSI/URSIP) the leading carrier of fixed-line and mobile services in the Urals region, Russia presents the unaudited consolidated financial statements for the 1H 2006, prepared under International Financial Reporting Standards (IFRS).

The financial statements for the six months of 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in the extent of Unaudited Consolidated Balance Sheet, Unaudited Consolidated Statement of Operations, and the Notes to the Unaudited Consolidated Financial Statements for the 6 months of 2006. These reports do not have all disclosures required by IFRS, but their volume is sufficient to get an idea of the financial situation and the results of Company's activity over the 6 months of 2006.

The IFRS financial statements comprise assets and liabilities and financial results of OJSC "Uralsvyazinform" and its 12 subsidiaries.

- **Revenue increased by 8.3% as compared to 1H 2005, mainly due to revenue gains in:**
  - ✓ **Local services;**
  - ✓ **Mobile services;**
  - ✓ **New services (Internet, including broadband connections and ISDN, intelligent networks and others).**
- **Revenue growth in business segments totaled:**
  - ✓ **Local services – 27.6%;**
  - ✓ **Mobile services – 22.8%;**
  - ✓ **New services (Internet, unregulated data transmission services, etc.) – 45.5%.**
- **OIBDA was up to 42.0% on 1H 2005. As of 1H 2006 OIBDA margin reached 34,9% (+8,3 p.p.). Operating margin, compared to 1H 2005, grew up to 19.7% (+4,7 p.p.)**
- **Total subscriber base reached 7,7 mln., including 4,1 mln. GSM mobile subscribers.**

Financial results, US$ million*:

Item	*1H 2006*	*1H 2005*	*Change,%*
Revenues, US$ mln.	568.8	525.0	+8.3%
OIBDA, US$ mln.	198.5	139.9	+41.9%
OIBDA margin	*34.9%*	*26.6%*	-
Operating profit, US$ mln.	112.0	78.9	+42.0%
Operating margin	*19.7%*	*15.0%*	-
Profit before income tax, US$ mln.	74.9	45.5	+64.6%
Net profit, US$ mln.	55.9	27.6	+102.5%
Net margin	*9.8%*	*5.3%*	-

* Here and henceforth currency conversions are based on average exchange rates:
1H 2006 – RUR 27.62, 1H 2005 – RUR 27.98

Balance Sheet, US$ million:

Item	*As of 30.06.06*	*As of 31.12.05*
Non-current assets	1 803.1	1 728.5
Current assets, *incl.*	204.7	211.9
Cash and cash equivalents	*32.9*	*17.4*

TOTAL ASSETS		2 007.9	1 940.4
Shareholders' equity		806.7	767.4
Liabilities, *incl.*		1 201.2	1 172.9
Long-term liabilities		*765.8*	*722.3*
Current liabilities		*435.4*	*450.7*
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		2 007.9	1 940.4

FINANCIAL REVIEW

Revenues

In general, revenues as of 1H 2006 totaled US$ 568.8 mln. (up to 8.3%), including revenues from telecommunications at US$ 453.4 mln., revenues from telecommunication operators – US$ 101.8 mln., other revenues – US$ 13.6 mln.

The revenue structure for the reporting period is as follows (US$ million):

Operating Revenues	*1H 2006*	*Weight in revenues*	*1H 2005*	*Weight in revenues*	*Change, %*
Long-distance services - national	-	-	87.8*	16.7%	-
Long-distance services - international	-	-	24.4*	4.6%	-
Long-distance services - intrazone	38.8	6.8%	37.2	7.1%	+4.3%
Local telephone services	149.9	26.4%	117.5	22.4%	+27.6%
Installation and connection fees	12.8	2.3%	18.3	3.5%	-30.1%
Documentary (telegraph) services	0.8	0.1%	1.0	0.2%	-20.0%
Cellular services	176.7	31.1%	143.9	27.4%	+22.8%
Radio and TV broadcasting	8.8	1.6%	7.5	1.4%	+17.3%
Data transfer and telematic services	8.1	1.4%	6.9	1.3%	+17.4%
New services (Internet, ISS, ISDN, DSL)	32.2	5.7%	20.8	4.0%	+54.8%
Rent of telephone channels	5.7	1.0%	5.4	1.0%	+5.6%
Services for national operators	101.8	17.9%	26.6	5.1%	+282.7%
Other telecommunication services	19.5	3.4%	15.8	3.0%	+23.4%
Other revenues	13.6	2.4%	12.0	2.3%	+13.3%
Total	**568.8**	**100%**	**525.0**	**100%**	**+8.3%**

* in 2005 – revenues from provision of DLD/ ILD services. Since January 1, 2006 OJSC "Uralsvyazinform" provides only intrazone telephone calls, DLD/ ILD services are provided by licensed long-distance operators (Rostelecom, MTT, etc.).

Expenses

The expenses structure for the reporting period is as follows (US$, million):

Operating Expenses	*1H 2006*	*Weight in revenues*	*1H 2005*	*Weight in revenues*	*Change, %*
Wages, salaries, other benefits and payroll taxes	164.0	35.9%	146.9	32.9%	+11.6%
Depreciation and amortization	86.5	18.9%	61.0	13.7%	+41.8%
Material, repairs and maintenance, utilities	44.8	9.8%	43.2	9.7%	+3.7%
Taxes other than income tax	14.8	3.2%	13.8	3.1%	+7.2%
Interconnection charges	42.1	9.3%	79.0	17.7%	-46.7%
Provision for impairment of	3.6	0.8%	4.1	0.9%	-12.2%

receivables					
Loss on disposal of property, plant and equipment	0.5	0.1%	0.6	0.1%	-16.7%
Other operating expenses, *incl.*	100.3	22.0%	97.5	21.8%	+2.9%
Agent commissions	*24.3*	*5.3%*	*16.3*	*3.7%*	*+49.1%*
Lease of premises	*9.5*	*2.1%*	*16.1*	*3.6%*	*-41.0%*
Advertising	*7.3*	*1.6%*	*6.2*	*1.4%*	*+17.7%*
Fire insurance and other security services	*8.8*	*1.9%*	*7.2*	*1.6%*	*+22.2%*
Other expenses	*50.4*	*11.0%*	*51.6*	*11.6%*	*-2.3%*
Total operating expenses	**456.8**	**100%**	**446.1**	**100%**	**+2.4%**

Debt, US$ million

	As of 30.06.2006	***As of 31.12.2005***
Debt	883.8	863.5
Net debt	843.9	835.7
Short-term debt/Debt	0.31	0.33
Net debt/Shareholders' Equity	1.05	1.09
Net debt/Assets	0.42	0.43
	1H 2006	***1H 2005***
OIBDA/ Interest Expense	5.01	3.86

OVERVIEW OF BUSINESS

Local services

	01.01.2006	*01.01.2005*	*Change, %*
Capacity installed, '000 lines	3 966.2	3 779.7	+5%
	30.06.2006	***30.06.2005***	***Change, %***
Subscribers, '000	3 630.0	3 449.6	+5%
including			
Residents	3 122.0	2 968.3	+5%
Organizations	508.0	481.3	+6%

In 1H 2006 Uralsvyazinform added 50.1 thous. fixed-line subscribers.

Internet

	1H 2006	*1H 2005*	*Change, %*
Traffic, mln. min.	1 501.7	709.2	+111.7%
Traffic, Tb	381.7	217.9	+75.2%
Revenues from new services, data transmission and telematic services, US$ mln.	40.3	27.7	+45.5%

Long-distance services

Outcoming traffic, Mln.min.	*1H 2006*	*1H 2005*	*Change, %*
Intra-zone calls*, *incl.*	2 149.2	419.7	+412.1%
Fixed-to-fixed line calls	425.8	419.7	+1.5%
Fixed-to-mobile calls	1 723.4	N/A	-
** *for information:*			
DLD telephony	*518.8*	*447.8*	*+15.9%*
ILD telephony	*62.9*	*64.4*	*-2.3%*

* Since January 1, 2006 intra-zone traffic comprises the outbound calls initiated by fixed-line subscribers to mobile subscribers within the boundaries of a single inhabited locality.

** The volume of DLD/ILD traffic generated by the subscribers of long-distance operators and transferred by a zonal agent – OJSC "Uralsvyazinform".

The digitalization of intra-zone LD lines (in extension terms) was 97.5% as of Jan 1, 2006 (compared to 71.0% as of July 1, 2005).

Mobile services (GSM)

Number of subscribers	*01.08.2006*	*01.07.2006*	*01.01.2006*	*01.07.2005*
Perm region	1 248 583	1 228 216	1 078 766	797 370
Sverdlovsk region	376 697	371 863	290 072	164 544
Tyumen region, including Khanty-Mansyisk and Yamalo-Nenetski ADs	1 465 411	1 438 197	1 271 411	979 290
Chelyabinsk and Kurgan regions	1 029 764	1 013 597	1 033 992	863 459
TOTAL	**4 120 455**	**4 051 873**	**3 674 241**	**2 804 663**

For additional information, please contact IR department on tel. (007 343) 379 1219, 379 1859 or e-mail: investor@gd.usi.ru.
The most recent company information is also available at www.uralsviazinform.com, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Dear colleagues!

On Thursday, September 28th, 2006 at 14:00 (UK) / 17:00 (Moscow) Mr. Valery Chernyshev, CFO, Uralsvyazinform, will host a conference call and webcast to present and discuss the 1H 2006 Financial Results under IFRS. You and/or your colleagues are welcome to join the call.

To register for the telephone conference please click one of the links below:

English-speaking participants

http://eventreg2.conferencing.com/inv/reg.html?Acc=5862648545&Conf=172508

Russian-speaking participants

http://eventreg2.conferencing.com/inv/reg.html?Acc=5862648545&Conf=172509

To access the webcast of the 1H 2006 Results, please click the link below

http://wcc.webeventservices.com/view/wl/r.htm?e=28592&s=1&k=489CD90209A49A1727E1CDAEC038F3B9&cb=genesys

More detailed information about how to join the conference call and/or webcast is available in the attached Invitation.

Appendices:

1. Unaudited consolidated balance sheet as of June 30, 2006 and audited consolidated balance sheet as of December 31, 2005.
2. Unaudited consolidated profit and loss statement as of 1H 2006 and audited consolidated profit and loss statement as of 1H 2005.

Investor Relations
Tel.: +7 (343) 379-12-17
Fax: +7 (343) 376-19-86
investor@gd.usi.ru

OJSC "Uralsvyazinform"
Unaudited Consolidated Balance Sheet
As of June 30, 2006
(in thousand rubles)

	Notes	June 30, 2006	December 31, 2005 (audited)
ASSETS			
Non-current assets			
Property, plant and equipment	3	46,235,219	45,322,606
Intangible assets and goodwill		1,985,709	1,745,317
Investment in associates	4	431,125	417,056
Long-term investments	5	41,215	41,084
Long-term accounts receivable and other financial assets	6	464,741	386,808
Long-term advances given		644,290	449,785
Total non-current assets		49,802,299	48,362,656
Current assets			
inventories	7	614,046	740,252
Accounts receivable	8	2,029,564	1,813,575
Short-term investments		192	289
Prepaid income tax		189,990	103,044
Other current assets	9	1,913,088	2,784,411
Cash and cash equivalents	10	908,032	487,473
Total current assets		5,654,912	5,929,044
TOTAL ASSETS		55,457,211	54,291,700
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	11	8,749,303	8,749,303
Unrealized gain on available-for-sale investments		2,093	1,479
Retained earnings		13,515,753	12,710,480
Total equity attributable to equity holders of the parent		22,267,149	21,461,262
Minority interest		13,078	11,317
Total equity		22,280,227	21,472,579
Non-current liabilities			
Long-term borrowings	12	15,273,050	14,664,764
Long-term finance lease obligations		1,460,601	1,479,877
Pension liabilities		883,636	824,929
Deferred revenue		83,135	87,101
Deferred income tax liability	18	3,203,283	2,897,225
Other non-current liabilities		248,561	255,970
Total non-current liabilities		21,152,266	20,209,866
Current liabilities			
Accounts payable, accrued expenses and advances given	13	3,058,255	3,413,550
Payables to Rostelecom		6,575	153,388
Income tax payable		212	4,093
Other taxes payable	14	520,429	993,831
Dividends payable		763,399	29,280
Short-term borrowings	12	1,540,303	1,817,077
Current portion of long-term borrowings	12	5,302,211	5,411,797
Current portion of long-term finance lease obligations		833,334	786,239
Total current liabilities		12,024,718	12,609,255
Total liabilities		33,176,984	32,819,121
TOTAL EQUITY AND LIABILITIES		55,457,211	54,291,700

General Director________ Anatoly Ufimkin   Chief Accountant ________ Svetlana Balueva

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "Uralsvyazinform"
Unaudited Consolidated Income Statement
As of June 30, 2006

(in thousand rubles, excluding earnings(losses) per share)

	Notes	1H 2006	1H 2005
Revenues	**15**	**15,710,423**	14,690,319
Wages, salaries, other benefits and payroll taxes		**(4,530,865)**	(4,110,034)
Depreciation and amortization	**3**	**(2,389,597)**	(1,707,661)
Materials, repairs and maintenance, utilities		**(1,236,743)**	(1,208,710)
Taxes other than income tax		**(409,779)**	(386,903)
Interconnection charges		**(1,163,277)**	(2,210,921)
Provision for impairment of receivables		**(100,362)**	(114,685)
Loss on disposal of property, plant and equipment		**(14,636)**	(17,442)
Agent commissions		**(671,207)**	(456,315)
Lease of premises		**(264,001)**	(449,850)
Advertising		**(201,079)**	(174,086)
Fire insurance and other security services		**(243,211)**	(201,516)
Other operating expenses	**16**	**(1,391,630)**	(1,445,023)
Operating profit		**3,094,036**	2,207,173
Share of result of associates, net	**4**	**14,107**	15,468
Interest expense, net	**17**	**(1,094,564)**	(1,013,342)
Gain (loss) on sale of subsidiaries, associates and other investments		**5,724**	4,545
Foreign exchange, net		**48,891**	60,993
Other profits (losses), net			(651)
Profit before income tax		**2,068,194**	1,274,186
Income tax expense		**(523,148)**	(501,270)
Profit for the year		**1,545,046**	772,916
Attributable to:			
Equity holders of the parent		**1,543,260**	773,537
Minority interests		**1,786**	(621)
		1,545,046	772,916
Earnings per share			
- basic and diluted, for profit of the year attributable to equity holders of the parent		**0.038**	0.019

General Director________ Anatoly Ufimkin Chief Accountant ________ Svetlana Balueva

The accompanying notes form an integral part of these consolidated financial statements.

Translation from the original in Russian

OAO «Uralsvyazinform»

Unaudited Consolidated Financial Statements

For the 6 months ended June 30, 2006

Translation from the original in Russian

Unaudited Consolidated Financial Statement

For the 6 months ended June 30, 2006.

Contents

Translation from the original in Russian

OJSC "Uralsvyazinform"

Unaudited Consolidated Balance Sheet

As of June 30, 2006

(in thousand rubles)

	Notes	June 30, 2006	December 31, 2005 (audited)
ASSETS			
Non-current assets			
Property, plant and equipment	3	46,235,219	45,322,606
Intangible assets and goodwill		1,985,709	1,745,317
Investment in associates	4	431,125	417,056
Long-term investments	5	41,215	41,084
Long-term accounts receivable and other financial assets	6	464,741	386,808
Long-term advances given		644,290	449,785
Total non-current assets		49,802,299	48,362,656
Current assets			
Inventories	7	614,046	740,252
Accounts receivable	8	2,029,564	1,813,575
Short-term investments		192	289
Prepaid income tax		189,990	103,044
Other current assets	9	1,913,088	2,784,411
Cash and cash equivalents	10	908,032	487,473
Total current assets		5,654,912	5,929,044
TOTAL ASSETS		55,457,211	54,291,700
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	11	8,749,303	8,749,303
Unrealized gain on available-for-sale investments		2,093	1,479
Retained earnings		13,515,753	12,710,480
Total equity attributable to equity holders of the parent		22,267,149	21,461,262
Minority interest		13,078	11,317
Total equity		22,280,227	21,472,579
Non-current liabilities			
Long-term borrowings	12	15,273,050	14,664,764
Long-term finance lease obligations		1,460,601	1,479,877
Pension liabilities		883,636	824,929
Deferred revenue		83,135	87,101
Deferred income tax liability	18	3,203,283	2,897,225
Other non-current liabilities		248,561	255,970
Total non-current liabilities		21,152,266	20,209,866
Current liabilities			
Accounts payable, accrued expenses and advances given	13	3,058,255	3,413,550
Payables to Rostelecom		6,575	153,388
Income tax payable		212	4,093
Other taxes payable	14	520,429	993,831
Dividends payable		763,399	29,280
Short-term borrowings	12	1,540,303	1,817,077
Current portion of long-term borrowings	12	5,302,211	5,411,797
Current portion of long-term finance lease obligations		833,334	786,239
Total current liabilities		12,024,718	12,609,255
Total liabilities		33,176,984	32,819,121
TOTAL EQUITY AND LIABILITIES		55,457,211	54,291,700

General Director ____________ A.Y. Ufimkin Chief Accountant________ S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

Translation from the original in Russian

OJSC "Uralsvyazinform"

Unaudited Consolidated Statement of Operations for the first six months of 2006

(in thousand rubles, excluding earnings(losses) per share)

	Notes	1H 2006	1H 2005
Revenues	15	**15,710,423**	14,690,319
Wages, salaries, other benefits and payroll taxes		**(4,530,865)**	(4,110,034)
Depreciation and amortization	3	**(2,389,597)**	(1,707,661)
Materials, repairs and maintenance, utilities		**(1,236,743)**	(1,208,710)
Taxes other than income tax		**(409,779)**	(386,903)
Interconnection charges		**(1,163,277)**	(2,210,921)
Provision for impairment of receivables		**(100,362)**	(114,685)
Loss on disposal of property, plant and equipment		**(14,636)**	(17,442)
Agent commissions		**(671,207)**	(456,315)
Lease of premises		**(264,001)**	(449,850)
Advertising		**(201,079)**	(174,086)
Fire insurance and other security services		**(243,211)**	(201,516)
Other operating expenses	16	**(1,391,630)**	(1,445,023)
Operating profit		**3,094,036**	2,207,173
Share of result of associates, net	4	**14,107**	15,468
Interest expense, net	17	**(1,094,564)**	(1,013,342)
Gain (loss) on sale of subsidiaries, associates and other investments		**5,724**	4,545
Foreign exchange, net		**48,891**	60,993
Other profits (losses), net			(651)
Profit before income tax		**2,068,194**	1,274,186
Income tax expense		**(523,148)**	(501,270)
Profit for the year		**1,545,046**	772,916
Attributable to:			
Equity holders of the parent		**1,543,260**	773,537
Minority interests		**1,786**	(621)
		1,545,046	772,916
Earnings per share			
- basic and diluted, for profit of the year attributable to equity holders of the parent		**0.038**	0.019

General Director ____________ A.Y. Ufimkin Chief Accountant________ S.I. Balueva

The accompanying notes form an integral part of these consolidated financial statements.

1. General information

Authorization of accounts

Unaudited consolidated financial statements of OAO "Uralsvyazinform" and its subsidiaries - (hereinafter referred to as "the Company") are prepared for the first six months of 2006.

Principles of the Preparation of Unaudited Consolidated Financial Statements

The financial statements for the six months of 2006 are prepared in accordance with International Financial Reporting Standards (IFRS) and are presented in the extent of Unaudited Consolidated Balance Sheet, Unaudited Consolidated Statement of Operations, and the Notes to the Unaudited Consolidated Financial Statements for the 6 months of 2006. These reports do not have all disclosures required by IFRS, but their volume is sufficient to get an idea of the financial situation and the results of Company's activity over the 6 months of 2006.

The present statements represent unaudited consolidated financial statements of OAO "Uralsvyazinform" and its subsidiaries. No audit, overview or any other procedures will be done with respect to them. At the same time, taking into account Company's experience in the financial reporting in accordance to IFRS, the Company considers the respective financial reporting reliable.

The present financial statements are drawn on the basis of accounting records and accounting reports maintained in accordance with the Regulations on Accounting and Reporting in the Russian Federation by additional adjustments and regrouping of accounting data, necessary for presenting financial statement, operational results and cash flows in accordance with IFRS standards.

When preparing these unaudited consolidated financial statements, the Company performed a smaller volume of procedures as compared to this when preparing annual consolidated financial statements. In connection with that, the Company accepted assumptions including the ones in respect of the fair value of the assets and liabilities of acquired subsidiaries, the value of pension liabilities, deferred revenue, provisions for impairment of property, plant and equipment, inventories, accounts receivable. Actual values contained in the financial statements for the full year ending December 31, 2006 can differ from values in the present financial statements due to new and updated information about the admissions accepted by the Company.

The notes to unaudited consolidated financial statements do not contain all disclosures that are necessary to comply with International Financial Reporting Standards. The notes to annual consolidated financial statements of the Company may present more detailed information compared to this contained in the present unaudited consolidated financial statements.

Mistakes of the previous periods

The company retrospectively alters considerable mistakes of the previous periods in financial reporting, being approved prior to mistake detection, by correction of comparable financial items of the previous period or periods during which a mistake was made.

Consolidated Statement of Operations for the first 6 months of 2005 r.	Before adjustments	Adjustment effect	Adjustments considered	Description
Depreciation and amortization	1,389,451	318,210	1,707,661	
Income tax	577,640	(76,370)	501,270	Mistakes in calculations of the previous period
Profit for the reporting period	(1,014,756)	241,840	(772,916)	

2. Consolidated subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of subsidiaries, as of June 30, 2006, listed below:

Subsidiary	Main activity	Ownership, %		Voting shares, %	
		June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005
OOO «Ural Inform TV»	TV- and Radio-broadcasting	**100**	100	**100**	100
ZAO «Firma Permtelecom»	Cable television	**100**	100	**100**	100
ZAO «TK Ural»	Fixed-line services	**100**	24.8	**100**	24.8
ZAO «FK-Svyaz»	Telecommunications services	**75**	75	**75**	75
ZAO «AKIB Pochtobank»	Banking services	**68**	68	**68**	68
ZAO «Assotsiatsiya Kanal TV»	TV-broadcasting	**55.9**	40	**55.9**	40
ZAO «Tsentr vnedreniya specializirovannykh spetssystem»	Data processing systems' engineering	-	100	-	100
ZAO «Svyazinformkomplekt»	Construction-assembly works	-	100	-	100

All the above companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

Information on disposal of shares in subsidiaries in 1H 2006 is represented below:

Subsidiary	Main activity	Carrying value of retirement of net assets	Sale expenses	Sale/ Disposal of the share in the Charter Capital on the transaction date, %
ZAO «Tsentr vnedreniya specializirovannykh spetssystem»	Data processing systems' engineering	**24**	**106**	**100**
ZAO «Svyazinformkomplekt»	Construction-assembly works	**(224)**	**303**	**100**
Total			**409**	

In May 2006, according to the BoD decision on April 11, 2006, the Company sold 100% of ZAO «Svyazinformkomplekt». Profit, gained from the sale of share in ZAO «Svyazinformkomplekt», totalled 527.

In June, 2006, according to the BoD decision on May 30, 2006, the Company sold 100% of ZAO «Tsentr vnedreniya specializirovannykh spetssystem». The profit gained from the sale of share in ZAO «Tsentr vnedreniya specializirovannykh spetssystem» reached 82.

OAO «Uralsvyazinform»
Notes to Unaudited Consolidated Financial Statements for the first six months of 2006 (continued)

3. Property, plant and equipment

	Buildings and Constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other equipment included	Total
Original cost					
As of December 31, 2004	**17,080,998**	**21,428,452**	**2,271,306**	**3,436,170**	**44,216,926**
Receipts			10,645,368		10,645,368
Receipts related to purchase of subsidiaries	45,177	54,550	900	3,229	103,856
Disposal	(164,288)	(301,063)	(16,253)	(215,634)	(697,239)
Disposal related to sale of subsidiaries	(1,944)	–	–	–	(1,944)
Placed into operation	3,039,476	7,439,495	(12,128,534)	1,649,564	–
As of December 31, 2005	**19,999,418**	**28,621,434**	**772,786**	**4,873,329**	**54,266,967**
Receipts			3,294,942		3,294,942
Receipts related to purchase of subsidiaries	–	–	–	–	–
Disposal	(84,030)	(220,410)	(6,140)	(53,108)	(363,688)
Disposal related to sale of subsidiaries	(37)				(37)
Placed into operation	211,343	1,446,863	(2,377,212)	719,006	-
As of June 30, 2006	**20,126,694**	**29,847,887**	**1,684,376**	**5,539,227**	**57,198,184**
Total depreciation and devaluation					
As of December 31, 2004	**(1,326,374)**	**(3,337,672)**	–	**(1,030,946)**	**(5,694,992)**
Calculated during the year	(969,500)	(1,999,177)	–	(868,622)	(3,837,299)
Depreciation on disposed objects	128,817	281,873	–	176,484	587,174
Accrued depreciation on property, plant and equipment of the sold subsidiaries	756	–	–	–	756
As of December 31, 2005	**(2,166,301)**	**(5,054,976)**	–	**(1,723,084)**	**(8,944,361)**
Calculated during the year	(544,590)	(1,234,165)	–	(534,673)	(2,313,428)
Depreciation on disposed objects	52,947	1,965	–	239,912	294,824
Accrued depreciation on property, plant and equipment of the sold subsidiaries	–	–	–	–	–
As of June 30, 2006	**(2,657,944)**	**(6,287,176)**	–	**(2,017,845)**	**(10,962,965)**
Residual value on December 31, 2004	**15,754,624**	**18,090,780**	**2,271,306**	**2,405,224**	**38,521,933**
Residual value on December 31, 2005	**17,833,118**	**23,566,457**	**772,786**	**3,150,245**	**45,322,606**
Residual value on December 31, 2006	**17,468,750**	**23,560,711**	**1,684,376**	**3,521,382**	**46,235,219**

4. Investments in associates

As of June 30, 2006 investments in associates comprised:

		June 30, 2006		December 31, 2005	
Company	**Main activity**	**Voting shares,%**	**Carrying value**	**Voting shares,%**	**Carrying value**
OAO «Tatinkom - T»	Mobile services	**33.43%**	**378,092**	33.43%	365,360
ZAO «Uralskaya Telephonnaya Kompaniya»	Telecommunication services	**23.00%**	**39,757**	23.00%	37,985
ZAO «TeleRoss - Ekaterinburg»	Telecommunication services	**50.00%**	**4,245**	50.00%	4,569
ZAO «TeleRoss - Tyumen»	Telecommunication services	**50.00%**	**4,602**	50.00%	4,712
ZAO «Kurganskiy Sotovyi Telefon»	Mobile services	**50.00%**	**–**	50.00%	–
Others			**4,429**		4,430
Total			**431,125**		417,056

All the above-mentioned companies are Russian legal entities registered in accordance with Russian legislation, and have the same financial year as the Company.

The Company has financial investments in associates, presented below, net assets of which as of June 30, 2006 are negative:

			Net assets	
Company	**Main activity**	**Voting shares, %**	**June 30, 2006**	**December 31 2005**
ZAO «Kurganskyi Sotovyi Telefon»	Mobile services	50	**(13,867)**	(12,288)

Carrying value of financial investments in associates, presented in consolidated financial statements, corresponds with the share of the Company in net assets of the associates, excluding financial investments in ZAO "Kurganskyi Sotovyi Telefon". Carrying value of the investments in the present company was reduced to zero, due to total losses exceeding the amount of the corresponding financial investments.

Investments into associates for the period ended June 30, 2006 presented below:

	1H 2006	**12M 2005**
Investments into associates as of January 1, 2006	**417,056**	411,976
Portion in financial results excluding income tax and received dividends	**14,069**	6,112
Regrouping of financial investments	-	(1,032)
Investments into associates as of June 30, 2006	**431,125**	417,056

OAO «Uralsvyazinform»
Notes to Unaudited Consolidated Financial Statements for the first six months of 2006 (continued)

4. Financial investments in associates (continued)

Financial information on associates presented below:

Company	Voting shares	Assets	Liabilities	Revenues	Net profit/ (loss)
June 0, 2006					
OAO «Tatinkom-T»	**33.43%**	**709,815**	**(207,875)**	**309,422**	**38,083**
ZAO «Uraskaya telefonnaya kompaniya»	**23%**	**185,601**	**(120,585)**	**177,294**	**7,883**
ZAO «Teleross-Tyumen»	**50%**	**9,459**	**(254)**	**1,194**	**(219)**
ZAO «Teleross-Ekaterinburg»	**50%**	**8,837**	**(347)**	**1,494**	**(649)**
Other	–	**21,059**	**(29,176)**	**12**	**(1,579)**
2005 г.					
OAO «Tatinkom-T»	33.43%	729,132	(265,275)	487,988	16,324
ZAO «Uraskaya telefonnaya kompaniya»	23%	171,671	(114,360)	290,544	4,097
ZAO «Teleross-Tyumen»	50%	9,974	(550)	4,000	(239)
ZAO «Teleross-Ekaterinburg»	50%	9,299	(160)	3,980	(1,580)
Other	–	20,999	(27,537)	14,699	434

5. Long-term financial investments

As of June 30, 2006 financial investments, available for sale, included:

Company	1H 2006		2005	
	Ownership interest	Carrying value	Ownership interest	Carrying value
OAO «Svyazintek»	**11%**	**12,591**	11%	12,591
OAO AKB «Svyazbank»	**0.50%**	**11,231**	0.50%	11,231
ZAO «Ruslizingsvyaz»	**7.30%**	**2,847**	7.30%	2,847
Others		**14,546**		14,415
Total long-term financial investments, available for sale		**41,215**		41,084

Sale of shares of OAO «Khanty-Mansiiskyi Bank», AKB «Zapadno-Sibirskyi Kommercheskyi Bank», OAO «BETO».

According to the BoD decision, the Company sold shares of OAO « Khanty-Mansiiskyi Bank» (0,01%), AKB «Zapadno-Sibirskyi Kommercheskyi Bank» (0,000054%), OAO «BETO» (0,08%) gaining 312.

6. Long-term accounts receivable and advances given

As of June 30, 2006 long-term accounts receivable and other financial assets included:

	June 30, 2006	December 31, 2005
Long-term accounts receivable	**320,719**	211,930
Long-term loans given to personnel	**144,022**	174,878
Total	**464,741**	386,808

As of June 30, 2006 long-term accounts receivable are, mainly, represented by loans given by ZAO AKIB "Pochtobank" (subsidiary of the Company) to third parties 234,099 (2005 – 162,257).

As of June 30, 2006 and December 31, 2005 long-term loans, given to personnel, are represented as amortization value with the use of effective interest rate of 21%.

7. Inventories

As of June 30, 2006 inventories included:

	June 30, 2006	December 31, 2005
Cable, materials and spare parts for telecommunications equipment	**216,714**	229,797
Construction materials, fuel and tools	**107,360**	99,408
Ready goods and goods for resale	**61,568**	72,998
Other inventories	**240,505**	346,495
Reserve for depreciation of inventories	**(12,101)**	(8,446)
Total	**614,046**	740,252

In consolidated statement of operations expenses on provision of reserve for depreciation of inventories are represented in line "Other operating expenses".

8. Accounts receivable

As of June 30, 2006 accounts receivable included:

	June 30, 2006	December 31, 2005
Trade receivables – telecommunications services	**2,925,497**	2,653,365
Trade receivables - other	**233,130**	203,805
Provision for impairment o receivables	**(1,129,063)**	(1,043,595)
Total	**2,029,564**	1,813,575

As of June 30, 2006 the Company identified accounts receivable by the following major customer groups:

	June 30, 2006	December 31, 2005
Residential customers	**1,052,315**	1,276,939
Corporate customers	**1,203,609**	773,451
Governmental customers	**186,882**	114,184
Accounts receivable – privilege compensation budget funds	**482,691**	488,791
Total	**2,925,497**	2,653,365

9. Other current assets

As of June 30, 2006 other current assets comprised the following:

	June 30, 2006	December 31, 2005
VAT receivable	**731,151**	1,518,280
Deferred expenses	**493,260**	588,300
Prepayments and advance payments	**345,289**	328,240
Short-term loans given	**219,510**	297,520
Settlements with personnel	**75,725**	32,556
Other prepaid taxes	**48,153**	19,515
Total	**1,913,088**	2,784,411

10. Cash and cash equivalents

As of June 30, 2006 cash and cash equivalents included:

	June 30, 2006	December 31, 2005
Cash at bank and on hand	**884,620**	461,581
Other cash equivalents	**23,412**	25,892
Total cash and cash equivalents	**908,032**	487,473

11. Share Capital

Nominal value of all the placed ordinary and privileged shares, as of June 30, 2006 and December 31, 2005, is 3,875,854 и 940,313.

OAO «Uralsvyazinform»
Notes to Unaudited Consolidated Financial Statements for the first six months of 2006 (continued)

12. Borrowings

As of June 30, 2006 borrowings comprised the following:

	Weighted average interest rate	June 30, 2006	December 31, 2005
Short-term borrowings			
Bank loans:			
Bank loans (Rubles)	11.08%	**490,000**	1,115,000
Bank loans (Euro)	10%	**–**	22,609
Total bank loans		**490,000**	1,137,609
Vendor financing:			
Vendor financing (Rubles)	19.8%	**1,003,707**	503,971
Vendor financing (US Dollars)	7%	**30,101**	100,602
Vendor financing (Euro)	8%	**16,455**	71,362
Total vendor financing		**1,050,263**	675,935
Interest indebtedness		**40**	3,533
Total short-term borrowings		**1,540,303**	1,817,077
Long-term borrowings			
Bank loans:			
Bank loans (Rubles)	11.08%	**5,232,794**	6,802,448
Bank loans (US Dollars)	7.65%	**56,904**	80,671
Bank loans (Euro)	5.75%	**1,201,342**	1,242,406
Total bank loans		**6,491,040**	8,125,525
Bonds (rubles)		**13,212,659**	10,160,647
Vendor financing:			
Vendor financing (US Dollars)	6.2%	**168,285**	192,632
Vendor financing (Euro)	4.43%	**58,882**	115,334
Total vendor financing		**227,167**	307,966
Promissory notes:			
Promissory notes (Rubles)	11%	**580,215**	1,160,344
Promissory notes (US Dollars)	5%		234,640
Total promissory notes		**580,215**	1,394,984
Restructured customer payments for installation and connection (rubles)		**58,180**	81,439
Other borrowings (rubles)		**6,000**	6,000
Less: Current portion of long-term borrowings		**(5,302,211)**	(5,411,797)
Total long-term borrowings		**15,273,050**	14,664,764

As of June 30, 2006 long-term borrowings comprises interest debt in the amount of 495,037 (2005 – 492,062).

As of June 30, 2006 borrowings are secured by the property, plant and equipment in the amount of 12,793,830 (2005 – 10,393,982).

12. Borrowings (continued)

As of June 30, 2006 long-term debt is distributed under the following terms:

Maturity	Bank loans	Bonds	Vendor finance	Promissory notes	Other	Total
2006	3,797,941	3,000,000	38,572		6,000	**6,842,513**
2007	2,802,818	3,000,741	16,720	580,215	–	**6,400,494**
2008	472,380	2,000,042		–	–	**2,472,422**
2009	682,754	375,671	180,814	–	–	**1,239,239**
2010 and later	266,511	4,894,385	–	–	–	**5,160,896**
Total	**8,022,404**	**13,270,839**	**236,106**	**580,215**	**6,000**	**22,115,564**

Borrowings are distributed in the following currency:

Currency	June 30, 2006	December 31, 2005
Rubles	**20,583,555**	19,832,722
Euro	**1,276,690**	1,451,778
US Dollars	**255,319**	609,138
Total	**22,115,564**	21,893,638

The company has not entered into any hedging arrangements in respect of its currency risks or risks of interest rate changes.

Short-term loans
Bank loans

Most of short-term borrowings denominated in Rubles represent bank loans received in Vneshtorgbank to finance working capital. As of June 30, 2006 outstanding indebtedness totaled 490 000. Loans are secured by telecommunications equipment.
Long-term borrowings

Sberbank

Long-term indebtedness of the Company, as of June 30, 2006, to Sberbank totaled 2,351,374 (2005 - 2,975,295), obtained as loans in 2003-2005. Contract expires in 2007-2009. Interest is added and paid in the amount of 10.5% - 12%.

Gazprombank

Long-term indebtedness of the Company, as of June 30, 2006, to Gazprombank totaled 2,366,623 (2005 – 2,879,440), obtained as loans in 2004-2005. Contract expires in 2006-2007. Interest is added and paid in the amount of 12.5%.

ING BHF-BANK

In February, 2005 the Company obtained a loan from ING BHF-BANK Aktiengesellshaft in the amount of EUR 9,777 thous. As of June 30, 2006 outstanding indebtedness totaled 235,342. Maturity date comes in December, 2009. Interest is added according to the floating interest rate Euribor plus 0.875%. The present loan is not secured.

In February, 2005 the Company obtained a loan from ING Belgium NV/SA in the amount of EUR 2,831 thous. As of June 30, 2006 outstanding debt reached 57,726. Maturity date is March, 2008. Interest is added according to the floating interest rate Euribor plus0.875%. This loan is unsecured.

During September-November 2005 the Company obtained loans from BHF-BANK in the amount of EUR 26,413 thous. As of December 31, 2005 outstanding debt totaled 855,105. Maturity date is May, 2014. Interest is added according to the floating interest rate Euribor plus 0.875%. The loan is unsecured.

Bonds

On June 2003, the Company registered the issue of 3,000,000 interest-bearing bearer's bonds with par value of 1,000 Rubles each. Interest is payable once in a half of a year. Coupon interest rate is determined at 14.5% p.a. The bonds mature in 1,092 days from the date of issue, in July 2006. The bond issue does not provide the opportunity to use option on the Company equity instrument.

On September, 2004 the Company registered the issue of 3,000,000 interest-bearing bearer's bonds with par value of 1,000 Rubles each. Interest is payable once in a half of a year. Coupon interest rate is determined at 9.99% per annum. The bonds mature in 1,092 days from the date of issue, on November 1, 2007.

In April, 2005 the Company registered the issue of 2 000 000 non-convertible interest-bearing documentary bearer bonds of 05-series with obligatory centralized custody, par value of 1000 Rubles each. The bonds have 6 coupon periods. The payment of the 1st coupon is done on the 182nd day from the placement date, the rest coupons are cleared on each 182nd day. Coupon interest rate is determined 9.19 % p.a. The bond issue matures on April 17, 2008, on the 1,092th day after the placement date. The bond issue does not provide the opportunity to use option on the Company equity instrument.

In November, 2005 the Company registered the issue of 2 000 000 non-convertible interest-bearing documentary bearer bonds of 06-series with obligatory centralized custody, par value of 1000 Rubles each. The bonds have 12 coupon periods. The bonds mature gradually: in the amount of 20% from the issue once in a half a year starting from 1,456th day from the placement date, i.e. November 2009. The bond issue does not provide the opportunity to use option on the Company equity instrument.

In April, 2005 the Board of Directors approved the issue of 3 000 000 interest-bearing bearer bonds of 07-series with par value of 1,000 each. The bonds have 12 coupon periods. Coupon payments are done each 182nd day after placement date. Interest rate totaled 8.40 %. The maturity date of the 1st portion of 20% of nominal value is on 1,456th day from the placement date, next 20% of nominal value of the bonds is on the 1,638th day from the placement date; next 20% is on the 1,820th day from the placement date; next 20% is on the 2,002th day from the placement date; next 20% is on the 2,184th day from the placement date.

Vendor Financing

Comverse LTD

Long-term debt of the Company to Comverse LTD is a vendor loan for purchase of telecommunications equipment, obtained in 2005, in the amount of 29,533. The loan is denominated in US Dollars. Interest is added and paid at the interest rate of 7% p.a. The contract expires in February, 2007. Equipment, obtained by the loan, acts as a guarantee till the Company fulfills its contract liabilities.

Alcatel

Long-term debt of the Company to Alcatel is a vendor loan for purchase of telecommunications equipment, obtained in 2005, in the amount of 125,593. The loan is denominated in Euro. Interest is added and paid at the interest rate of 5% p.a. Equipment, obtained by the loan, acts as a guarantee till the Company fulfills its contract liabilities. The contract expires in 2007.

Promissory notes

In December, 2005 the Company issued 46 ordinary non interest bearing notes with the par value of 465,819. The maturity date is June, 2007. The contract value on promissory note sale totaled 400,000. Effective interest rate is 11% p.a.

In January, 2006 the Company issued 12 ordinary non interest bearing promissory notes with the par value of 116,455. The maturity date is July, 2007. The contract value on promissory note sale totaled 100,000. Effective interest rate is 11% p.a.

13. Accounts payable and accrued expenses

As of June 30, 2006 the Company's accounts payable and other current liabilities comprised the following:

	June 30, 2006	December 31, 2005
Trade accounts payable	**1,123,572**	1,054,951
Advances received from subscribers	**590,793**	748,886
Salaries and wages	**727,156**	736,127
Accounts payable to equipment suppliers and constructors	**427,465**	556,101
Accounts payable to universal service fund	**76,897**	178,170
Other accounts payable	**112,372**	139,315
Total	**3,058,255**	3,413,550

14. Taxes Payable and Pension Obligations

As of June 30, 2006 the Company had the following current taxes payable:

	June 30, 2006	December 31, 2005
Value added tax	**156,605**	644,232
Property tax	**179,891**	171,625
Uniform Social tax	**106,971**	104,531
Individual incomes tax	**69,774**	66,768
Other taxes	**7,188**	6,675
Total	**520,429**	993,831

15. Revenues

The Company identifies the following major types of revenue:

By revenue types	1H 2006	1H 2005
Mobile telecommunications services;	**4,880,307**	4,025,611
Local telephone services;	**4,140,578**	3,286,290
Long distance telephone services – national	-	2,456,719
Revenues from national telephone operators;	**2,810,634**	745,384
Intra-zone telephone services	**1,071,868**	1,039,646
New services;	**890,431**	583,306
Long distance telephone services – international;	-	682,763
Other telecommunications services;	**538,907**	441,470
Installation and connection fees;	**352,193**	510,695
Other revenues	**376,695**	336,658
Radio and TV broadcasting;	**243,215**	209,442
Data transfer and telematic services;	**223,863**	192,617
Rent of telephone channels;	**158,569**	152,145
Documentary services;	**23,163**	27,573
Total	**15,710,423**	14,690,319

16. Other Operating Expenses

	1H 2006	1H 2005
Insurance	**(162,514)**	(168,329)
Expenses on universal service fund	**(150,567)**	(41,026)
Membership fees, charitable contributions, contributions to labor union	**(147,736)**	(95,438)
Audit and consulting services	**(76,225)**	(97,324)
Business travel expenses	**(71,995)**	(70,772)
Payments to Non-Commercial Partnership	**(52,500)**	(52,574)
Training expenses	**(48,618)**	(36,303)
Cost of goods sold	**(32,584)**	(36,792)
Transportation cost	**(17,610)**	(19,377)
Post services	**(5,670)**	(8,393)
Payments to Gossvyaznadzor	-	(17,095)
Other expenses	**(625,611)**	(801,600)
Total	**(1,391,630)**	(1,445,023)

OAO «Uralsvyazinform»
Notes to Unaudited Consolidated Financial Statements for the first six months of 2006 (continued)

2. Interest Expense, net

As of June 30, 2006 the Company identified the following interest expense, net:

	1H 2006	1H 2005
Interest income	**57,764**	38,119
Interest expense	**(967,087)**	(842,972)
Interest expense accrued on finance lease liabilities	**(201,606)**	(205,301)
Interest expense accrued on vendor finance liabilities	**16,365**	(3,188)
Total	**(1,094,564)**	(1,013,342)